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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                            SEC FILE NO. 0-27267

(Check One): Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [X]
             Form N-SAR [ ]

For Period Ended: June 30, 2006

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

          I/OMAGIC CORPORATION
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Full Name of Registrant:


Former Name if Applicable

          4 MARCONI
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Address of Principal Executive Office (Street and Number)

          IRVINE, CALIFORNIA 92618
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City, State, Zip Code

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         THE REGISTRANT WAS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-Q IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE REGISTRANT HAS BEEN INVOLVED IN A MID-YEAR AUDIT OF ITS JUNE 30, 2006 FINANCIAL STATEMENTS, AS REQUIRED BY A SIGNIFICANT VENDOR, WHICH HAS REQUIRED SIGNIFICANT EFFORT AND EXPENSE. MANAGEMENT AND THE REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAVE BEEN WORKING DILIGENTLY TO COMPLETE THE FINANCIAL DISCLOSURES IN, AND THE REVIEW OF, THE QUARTERLY REPORT ON FORM 10-Q AND ANTICIPATE THAT THE REPORT WILL BE FILED NO LATER THAN THE 5TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         TONY SHAHBAZ                        (949)                707-4800
         -------------------------         -----------          ---------------
         (Name)                            (Area Code)          (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

         THE FOLLOWING RESULTS OF OPERATIONS ARE UNAUDITED AND PRELIMINARY. THE REGISTRANT'S RESULTS OF OPERATIONS COULD BE MATERIALLY DIFFERENT FROM THE UNAUDITED PRELIMINARY RESULTS OF OPERATIONS SET FORTH BELOW.

         THE REGISTRANT ANTICIPATES REPORTING NET SALES OF APPROXIMATELY $9.9 MILLION FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006, AN INCREASE OF APPROXIMATELY $300,000 COMPARED TO THE APPROXIMATELY $9.6 MILLION IN NET SALES REPORTED FOR THE SAME PERIOD IN 2005.

         THE REGISTRANT ANTICIPATES REPORTING NET INCOME OF APPROXIMATELY $710,000 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006, AN INCREASE OF APPROXIMATELY $483,000 COMPARED TO NET INCOME OF $227,000 REPORTED FOR THE SAME PERIOD IN 2005. THE INCREASE IN NET INCOME PRIMARILY RESULTED FROM THE RECEIPT OF APPROXIMATELY $2.4 MILLION UPON THE SETTLEMENT OF A LITIGATION MATTER WITH OFFICEMAX, WHICH AMOUNT WAS PARTIALLY OFFSET BY APPROXIMATELY $1.2 MILLION OF OFFERING EXPENSES REALIZED IN THE QUARTERLY PERIOD ENDED JUNE 30, 2006 IN CONNECTION WITH A REGISTERED PUBLIC OFFERING THAT HAD NOT YET BEEN COMPLETED AS OF JUNE 30, 2006 AND IS NOT NOW COMPLETED.


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         BASIC AND DILUTED INCOME PER SHARE ARE ANTICIPATED TO BE $0.16 BASED
UPON 4.5 MILLION BASIC AND DILUTED WEIGHTED-AVERAGE SHARES OUTSTANDING FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006, AS COMPARED TO BASIC AND DILUTED INCOME PER SHARE OF $0.05 BASED UPON 4.5 MILLION BASIC AND DILUTED WEIGHTED-AVERAGE SHARES OUTSTANDING FOR THE SAME PERIOD IN 2005.

                              I/OMAGIC CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: AUGUST 14, 2006      By: /S/ TONY SHAHBAZ
      ---------------          ---------------------------------------------
                               Tony Shahbaz, Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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